Exhibit 21.1

Wells Core Office Income REIT, Inc.

Subsidiaries

Entity	Jurisdiction
Wells Core Office Income Operating Partnership, L.P.	Delaware
Wells Core Office Income Holdings, LLC	Delaware
Wells Core REIT—Royal Ridge V, LLC	Delaware
Wells Core REIT—333 E. Lake, LLC	Delaware
Wells Core REIT—Westway One Houston, LLC	Delaware